Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF JULY 30, 2015

DATE, TIME AND PLACE: On July 30, 2015 at 1:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR:  Pedro Moreira Salles.

QUORUM:  The majority of Board members.

THE MEMBERS OF THE BOARD OF DIRECTORS, WHEREAS:

a)           on November 27, 2014, the Board of Directors authorized the acquisition of own shares during the period from December 16, 2014 to December 15, 2015, pursuant to the limits of up to 10,000,000 common shares and 50,000,000 preferred shares;

b)           on June 30, 2015, there were 2,541 common shares and 81,690,951  preferred shares issued by the Company held as treasury stock, and in the period from December 2014 to this date being acquired 40,154,800  preferred shares issued by the Company ; and

c)           the share acquisition process has the purpose of applying available funds and the Company hereby believe that this authorization to be in the best interests of its shareholders as well as any share buybacks conducted within the scope of same.

RESOLVED UNANIMOUSLY TO:

a)           to terminate, on this date, for anticipation, the period established at the meeting of November 27, 2014 for the acquisition of shares issued by the Company;

b)           to renew the limits for these acquisitions, authorizing the acquisition of up to 11,000,000  common shares and 55,000,000 preferred shares issued by the Company, already taking into account the share bonus approved by the Extraordinary General Meeting held on April 29, 2015 and effected on July 17, 2015, with no reduction in the value of the capital stock, the said acquisitions being for the purpose of holding as treasury stock, cancelation or resale to the Market, pursuant to paragraphs 1 and 2 of Article 30, Law 6.404/76 and CVM instructions 10/1980, 268/1997 and 390/2003;

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF JULY 30, 2015	page 2

c)           to ascribe to the Board of Officers the powers to establish the opportunity for the  share acquisitions within these limits, wich represent less than 10% of the free float of the 261,523,889 common  shares and the 2,661,786,313 preferred shares, registered on June 30, 2015; and

d)           that these acquisitions be effected through the Stock Exchange during the period from August 5, 2015 to August 4, 2016, at market value and intermediated by Itaú Corretora de Valores S.A., with its registered offices at Av. Brigadeiro Faria Lima, 3500, 3º andar, Parte, in the city and state of São Paulo.

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), July 30, 2015. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, Henri Penchas, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

MARCELO KOPEL
Investor Relations Officer